NEWS RELEASE

April 6, 2004

Trading Symbol: TSX: RNG

Amex: RNO

RIO NARCEA RECTIFIES A NON-MATERIAL ERROR TO ITS PRESS RELEASE ISSUED ON APRIL 5, 2004

(All figures are reported in U.S. dollars except otherwise indicated)

Toronto – On April 5, 2004, Rio Narcea Gold Mines, Ltd. (“Rio Narcea”) reported its annual results which included the following statement:

For the fourth quarter of 2003, gold production reached 42,405 ounces at a cash cost of $143 per ounce compared to 34,543 ounces at $166 per ounce for the corresponding period in 2002. The mill processed 182,065 tonnes of ore with an average head grade of 7.12 g/t gold and recovery rates of 94.9%.

The first sentence of this statement should have read:

For the fourth quarter of 2003, gold production reached 39,510 ounces at a cash cost of $190 per ounce compared to 42,105 ounces at $143 per ounce for the corresponding period in 2002. The mill processed 182,065 tonnes of ore with an average head grade of 7.12 g/t gold and recovery rates of 94.9%.

The year-end production and financial results reported in the April 5, 2004 press release remain unchanged.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. In addition to developing the Aguablanca nickel project, the Company is producing gold at its 100%-owned El Valle and Carlés mines and commencing the initial permitting and preparatory work to undertake a bankable feasibility study of its recently acquired Salave gold project.

For further information contact:

Alberto Lavandeira President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit Manager, Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326

gold@rionarcea.com

www.rionarcea.com

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